06050363

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED AUG 3 0 2006 WASH, D.C. 190

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July, 1 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alliance Advisory & Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3390 Auto Mall Drive Suite 200
(No. and Street)

Westlake Village	California	91362
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Sanada (805) 371-8020 X 249
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Sanada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Advisory & Securities, Inc., as of June 30, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Ventura
Subscribed and sworn (or affirmed) to before me this 14 day of August, 2006

Cheryl A McEwan
Notary Public

[Signature]
Signature

Financial + Operations Principal
Title

CHERYL ANN MCEWAN
Commission # 1633726
Notary Public - California
Ventura County
My Comm. Expires Dec 30, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Alliance Advisory & Securities, Inc.

We have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc. as of June 30, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Advisory & Securities, Inc. as of June 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 21, 2006

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Alliance Advisory & Securities, Inc.
Statement of Financial Condition
June 30, 2006

Assets

Cash and cash equivalents	$ 39,428
Commissions receivable	73,326
Deposit with clearing firm	35,000
Marketable securities, at market	8,970
Receivable - other	2,420
Securities, not readily marketable	30,200
Prepaid income taxes	318
Prepaid expenses	10,337
Other assets	76
Total assets	$ 200,075

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable	$ 6,673
Bank overdraft	5,051
Pension payable	10,000
Commissions payable	22,421
Sublease deposit	1,000
Total liabilities	45,145
Stockholders' equity	
Common stock, no par value; 1,000,000 shares authorized 106,000 shares issued and outstanding	1,000
Additional paid-in capital	14,000
Retained earnings	139,930
Total stockholders' equity	154,930
Total liabilities & stockholders' equity	$ 200,075

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Income
For the Year Ended June 30, 2006

Revenues	
Commissions and fees income	$ 1,435,886
Unrealized gains (losses)	3,345
Realized gains (losses)	6,342
Interest income	1,640
Total revenue	1,447,213
Expenses	
Employee compensation and benefits	730,514
Commissions and floor brokerage	472,903
Communications	6,726
Occupancy and equipment rental	50,971
Other expenses	196,126
Reimbursed expenses	(40,392)
Total expenses	1,416,848
Net income (loss) before income tax provision	30,365
Income tax provision (benefit)	(6,726)
Net income (loss)	$ 37,091

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2006

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balance, at June 30, 2005	$ 1,000	$ 14,000	$ 102,839	$ 117,839
Net income (loss)	–	–	37,091	37,091
Balance, at June 30, 2006	$ 1,000	$ 14,000	$ 139,930	$ 154,930

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2006

Cash flow from operating activities:		
Net income (loss)		$ 37,091
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in:		
Commissions receivable	$ (10,655)	
Prepaid income taxes	(318)	
Prepaid expenses	(1,951)	
Receivable - other	(2,420)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(98)	
Bank overdraft	5,051	
Pension payable	(10,000)	
Commissions payable	2,724	
Income taxes payable	(3,045)	
Deferred income taxes payable	(10,436)	
Total adjustments		(31,148)
Net cash and cash equivalents provided by (used in) operating activities		5,943
Cash flows from investing activities:		
Proceeds from securities, not readily marketable	825	
Purchase of investments	(3,312)	
Net cash and cash equivalents provided by (used in) investing activities		(2,487)
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		3,456
Cash and cash equivalents at the beginning of the year		35,972
Cash and cash equivalents at the end of the year		$ 39,428

Supplemental disclosure of cash flow information:

Cash paid during the period ended June 30, 2006	
Income taxes	$ 5,700
Interest	$ 1,093

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alliance Advisory & Securities, Inc. (the "Company") was founded in the State of California in May of 1982 under the name Polycomp Financial Group, Inc. In July of 1985 the Company changed its name to Petra Financial Group, Inc. and in May of 1991 the Company changed its name to Alliance Advisory & Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

The Company provides financial planning, consulting, insurance and brokerage services to 180 clients, primarily located in Southern California. The top ten (10) clients contribute 20% of the Company's revenues.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Advertising and promotional cost are charged to operations when incurred. At June 30, 2006, advertising and promotional cost totaled $3,905, and are included in other operating expenses.

The Company provides for deferred taxes resulting from timing differences between financial and taxable income. The timing differences results principally from preparing income tax returns on the cash basis method and financial statements on the accrual basis method, and from using different

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

depreciation methods for tax returns and financial statements.

Note 2: DEPOSIT WITH CLEARING FIRM

The Company has deposited $35,000 with a clearing firm to serve as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: MARKETABLE SECURITIES, AT MARKET

Marketable securities, consist of NASDAQ stocks valued at fair market value of $8,970. For the year ended June 30, 2006, the Company included $3,345 in unrealized gains in income for the mark-to-market of these securities.

Note 4: RECEIVABLE - OTHER

Amounts consist of receivables from clients and brokers. The balance of $2,420 at June 30, 2006 is a non-allowable asset for net capital purposes.

Note 5: SECURITIES, NOT READILY MARKETABLE

The securities, not readily marketable, valued at cost, consist of:

Restricted stock	$ 30,200

The restricted stocks were acquired directly from the issuing companies for services provided to those companies by the Company. For net capital purposes, these stocks are non-allowable.

Note 6: PREPAID EXPENSES

The Company has included prepaid insurance and licenses in prepaid expenses. The balances are either amortized over the term of the license or policy, or expensed when services are performed or incurred.

Note 7: <u>INCOME TAXES</u>

The income tax provision (benefit) consisted of the following at June 30, 2006:

Current federal income taxes	$ 2,290
Current state income taxes	1,420
Current income tax provision	3,710
Federal deferred tax expense (benefit)	(6,566)
State deferred tax expense (benefit)	(3,870)
Deferred tax expense (benefit)	(10,436)
Total income tax expense (benefit)	$ (6,726)

The deferred income taxes payable arise as a result of temporary differences in the treatment of depreciation of capitalized assets for income tax purposes and for financial reporting, and future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

Note 8: <u>RELATED PARTY TRANSACTIONS</u>

The Company is the investment manager for four limited partnership (hedge funds) owned and controlled by Alliance Financial Group, Inc. ("AFG"). AFG is the major shareholder of the Company, owning 94.33% of the Company. The Company received $247,371 in revenue for management service to these funds for the year ended June 30, 2006.

The Company also rents office space from AFG, on a month-to-month basis. For the year ended June 30, 2006, the Company paid $50,971 to this partnership, included in occupancy and equipment rental.

The Company pays all salaries and provides all office supplies and services for itself and AFG. For the year ended June 30, 2006, AFG reimbursed the Company $8,383 for some or all of these expenses, included in reimbursed expenses on the income statement.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred by the Company on their behalf. For the year ended June 30, 2006, the Company was reimbursed $18,029 for licenses and insurance, included in expenses.

Included in reimbursed expenses is $13,200 rental income from tenants the Company subleases office space to on a month-to-month basis, included in reimbursed expenses on the income statement.

Note 9: RETIREMENT PLAN

The Company sponsors a qualified 401(k) plan which covers all employees who have completed one year of service and have attained an age of twenty-one (21) years. Employees may contribute up to 100 percent of their yearly compensation up to the annual 401(k) limits plus catch up provisions, if applicable; with the employer matching a discretionary contribution equal to a percentage of the amount of the employee deferral as determined each year by the employer. Also, the Company can make a profit sharing contribution of the employees' compensation. For the year ended June 30, 2006, the Company contributed $27,823 to the plan.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (" FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 11: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2006, the Company's net capital of $109,477 exceeded the minimum net capital requirement by $104,477; and the Company's ratio of aggregate indebtedness ($45,415) to net capital was 0.41 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $3,482 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 105,995
Adjustments:		
Retained earnings	$ 3,799	
Non-allowable assets	(318)	
Rounding	1	
Total adjustments		3,482
Net capital per audited statements		$ 109,477

Alliance Advisory & Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2006

Computation of net capital

Stockholders' equity		
Common stock	$ 1,000	
Additional paid-in capital	14,000	
Retained earnings	139,930	
Total stockholders' equity		$ 154,930
Less: Non allowable assets		
Receivable - other	(2,420)	
Securities, not readily marketable	(30,200)	
Prepaid income taxes	(318)	
Prepaid expenses	(10,337)	
Other assets	(76)	
Total non allowable assets		(43,351)
Net capital before haircuts and undue concentration		111,579
Haircuts and undue concentration		
Haircuts on money market and money funds	(756)	
Haircuts on securities	(1,346)	
Total haircuts and undue concentration		(2,102)
Net capital		109,477
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 3,010	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 104,477
Percentage of aggregate indebtedness to net capital	0.41:1	

There was a $3,482 difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2006. (See Note 12).

See independent auditor's report.

Alliance Advisory & Securities, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2006

A computation of reserve requirement is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Alliance Advisory & Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2006

Information relating to possession or control requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Alliance Advisory & Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Alliance Advisory & Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Alliance Advisory & Securities, Inc. (the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 21, 2006